UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
   ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Unikorn Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      October 6, 2015

Physical address of issuer
171 Main Street #274, Los Altos, California 94022

Website of issuer
https://petpal.in

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary a fee consisting of five percent (5%) commission based on the amount raised in the Offering and paid upon disbursement of funds from escrow after the conclusion of the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000

Affiliates of the issuer may invest in the offering and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
March 29, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$71,152.00	$18,935.00
Cash & Cash Equivalents	$17,109.00	$12,804.00
Accounts Receivable	$27,470.00	$0.00
Short-term Debt	$60,093.00	$35,454.00
Long-term Debt	$455,896.00	$324,176.00
Revenues/Sales	$138,389.00	$91,894.00
Cost of Goods Sold	$142,509.00	$101,556.00
Taxes Paid	$0.00	$0.00
Net Income	-$98,344.00	-$114,246.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 28, 2021

FORM C/A

Up to $500,000.00

Unikorn Inc.



Explanatory Note

Unikorn Inc. (the "Company") is filing this Amendment to its Form C, which was first filed with the Securities and Exchange Commission on June 30, 2020. This amendment is filed to extend the offering end date to March 29, 2021 and add a webinar transcript attached hereto as (Exhibit G).

Previous amendments were filed on June 30, 2020 to correct the Form C filing date, on July 31, 2020 to extend the offering end date to November 30, 2020 and to provide certain information regarding the Company's ability to conduct multiple closings during the Offering, on August 7, 2020 to update the Company Summary attached hereto as (Exhibit B) and to add a webinar transcript attached hereto as (Exhibit G), and on November 23, 2020 to extend the offering end date to February 1, 2021 and to extend the early bird perk to the first $200,000 of Crowd Notes.

Crowd Note

      This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Unikorn Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $500,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

      The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase

Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering. related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions [1]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$500,000.00	$25,000.00	$475,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://petpal.in no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less

than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is January 28, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED

HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://petpal.in.

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Unikorn Inc. (the "Company") is a Delaware Corporation, formed on October 6, 2015. The Company is currently also conducting business under the name of "Petpal". We also operate in India through our subsidiaries, Unikorn Pet Services India Private Limited and Petpal Technologies Private Limited.

The Company is located at 171 Main Street #274, Los Altos, California 94022.

The Company's website is https://petpal.in.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

We are an online platform in India for pet food, accessories and pharmacy. We source our products from multiple distributors at a discount that is split between the Company and our customers.

The Offering

Minimum amount of Crowd Note being offered	$50,000 Principal Amount
Total Crowd Note outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Crowd Note	$500,000 Principal Amount
Total Crowd Note outstanding after Offering (if maximum amount reached)	$500,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	March 29, 2021
Use of proceeds	See the description of the use of proceeds on page 27 hereof.
Voting Rights	See the description of the voting rights on page 36 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and

10

commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Our global operations are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws.

If we fail to comply with them, we could suffer civil and criminal sanctions.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

We rely on various intellectual property rights, including trademarks and licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and India.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our

products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.
Retail customers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Failure to execute our opportunistic buying could adversely affect our business.
We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our stores. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced merchandise in our stores, it could adversely affect traffic to our stores as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

Failure to execute our inventory management process could adversely affect our business.
We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.
We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include web services, fulfillment, customer service, inventory management, tax collection, payment processing, hardware, content, and third-party software, and engaging third parties to perform services. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as: disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.

Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.

Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no

assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Conducting Business in India includes various risks which could materially affect our business.

Conducting business in India includes various risks which could materially affect our business. We will be required to obtain local permits and licenses. We must be registered under the Indian Company Act, and our suppliers must be registered with the Export Promotion Councils (EPC) before conducting business in India. Goods exported out of India are eligible for exemption from both Value Added Tax and Central Sales Tax. Cosmo Ventures and our partnered suppliers must abide by the Customs Act to avoid penalization for the attempt to export goods improperly. If we are not able to obtain these permits, or licenses, our business may fail.

As importers we will be exposed to foreign exchange risks that arises due to the probability of an adverse change in exchange rates.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum

Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

The ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, has caused substantial disruption in international and U.S. economies and markets. If repercussions of the outbreak are prolonged, they could have a materially significant adverse impact on our business. The Company's management cannot at this point estimate the impact of the outbreak on its business, and no provision for this outbreak is reflected in the accompanying financial statements.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $75,000 of the proceeds of the offering committed and captured during the relevant period, as well as every $125,000 raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to

raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Unikorn Inc. owns and operates Petpal.in, an online platform for pet owners in India that retails pet food, accessories, and pharmacy. It sources its products from multiple distributors at a discount that is split between the company and our customers.

Business Plan

Our business model relies on the continued growth of users coming online to shop for pet supplies and the success of existing pet brands and products, as well as the creation of new pet products. The markets and industry segments in which we offer our products are highly competitive specifically with e-commerce giants and offline stores. We utilize our marketing and online presence to acquire consumers at the discovery stage. We work collaboratively with our distributors to improve the online presence of our products when a consumer is shopping online. We believe we must continue to provide new, innovative products and branding to the consumer in order to grow our business. With a strategic focus on user growth, we are working on the following: a referral program for our existing user base to acquire new customers, a subscription program for repeat customers, digital marketing - Google Adwords/Instagram, coordinating closely with veterinarians to help cater to their specific needs (demand generation/ inventory/ AMS/clinic management software), tapping social media influencers who are pet lovers on Instagram, and partnering with Indian food delivery platforms, Swiggy Go and Dunzo, to generate orders.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Pet Food Retailer	National, international and local brands	Pet owners, Non-governmental organization (NGOs), Animal activists and animal shelters in India
Pet Accessories Retailer	National, international and local brands	Pet owners in India
Veterinary Pharmacy Retailer	Prescription and over the counter drugs, vaccinations	Pet owners, small vet practices and pharmacy stores in India

We also launched a beta version to crowdfund pet supply donations, so that nonprofit organizations can create campaigns to help feed and care for stray and abandoned pets.

Petpal ships products to both customers and business via shipping partners. Logistics are completely outsourced; we can focus solely on product acquisition and customer service. We are constantly looking for ways to reduce shipping timelines and costs, so we can offer competitive prices to our customers

Competition

The Company's primary competitors are Amazon, Flipkart, Chewy, and Petsworld.

Customer Base

Petpal's customers are pet owners, nonprofit organizations (NGOs), animal activists, animal shelters, breeders, small stores, clinics, and veterinarians.

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue
Pet owners	pet supplies	50.0%
NGOs, animal activists	pet supplies	40.0%
Small businesses	pet supplies	10.0%

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4180234	Goods	Class 29	May 20, 2019	November 23, 2019	India
4179093	Services	Class 42	May 17, 2019	November 24, 2019	India
4180265	Goods	Class 5	May 20, 2019	November 23, 2019	India
4179034	Services	Class 35	May 17, 2019	November 25, 2019	India

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Government of Telangana Drugs Control Administration	Petpal Medicals	1. License to sell, stock, or exhibit or offer for sale or distribute drugs by retail 2. License to sell, stock, or exhibit or offer for sale or distribute drugs by wholesale	N/A

Governmental/Regulatory Approval and Compliance

The Company has been and will continue to be subject to the various U.S. and Indian laws and regulations. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 171 Main Street #274, Los Altos, California 94022.

The Company conducts business in India.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Unikorn Pet Services Private Limited	Private Limited	Hyderabad, India	November 10, 2015	100.0%
Petpal Technologies Private Limited	Private Limited	Hyderabad, India	June 30, 2018	100.0%

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$25,000
Campaign marketing expenses or related reimbursement	6.00%	$3,000	1.20%	$6,000
General Marketing	32.00%	$16,000	28.80%	$144,000
Future Wages	24.00%	$12,000	28.80%	$144,000
General Working Capital	33.00%	$16,500	36.20%	$181,000
Total	**100.00%**	**$50,000**	**100.00%**	**$500,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: We assume that the marketing budget is an element that will have to be altered based on the outcomes. If the expected outcome is not met with the budgeted amount, we will to adjust it from the general working capital budget.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	Unikorn Inc. Positions & Offices	Employment Responsibilities	Education & Qualifications
Srivatsava Gorthy	Director & CEO Oct. 2015 - Present	Director & CEO Unikorn Inc. Oct. 2015 - Present Handle day-to-day operation of company and	Master's degree, Cornell University Master's degree, Pondicherry University

		executes product vision and capital raising efforts.	
Mahendra Yelukati	Chief Growth Officer Nov. 2019 - Present	Chief Growth Officer Unikorn Inc Nov. 2019 - Present Responsible for generating growth and scaling the company through partnerships and product development. Senior Program Manager Google for Work Dec. 2012 – Nov. 2017 Developed informed vendor relationships across Google Enterprise groups, managed operations and drove internal processes, and tracked and managed service-level agreements.	Bachelor's degree, Osmania University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	20,000,000
Amount outstanding	10,000,000
Voting Rights	One per share
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company has reserved 1,500,000 (1.5 million) shares of common stock for its employee stock option pool.

The company has the following debt outstanding:

Type of debt	Loan
Name of creditor	Srivatsava Gorthy
Amount outstanding	$455,896
Interest rate and payment schedule	No interest; principal payable on December 31, 2025
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	December 31, 2025
Other material terms	N/A

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Srivatsava Gorthy	100.0%

Unikorn Inc. owns 99.98% of the outstanding equity of Unikorn Pet Services, an Indian private limited company. Unikorn Pet Services wholly owns Petpal Technologies, an Indian private limited company. The sole Founder of Unikorn Inc. is Srivatsava Gorthy.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We expect that if the maximum amount of the Offering is raised, we will have sufficient capital to operate the Company for a minimum of 15 months. We hope to raise additional funding in the next year to fund the expansion of our offerings and process a higher anticipated volume of daily/monthly transactions. Aggressive customer acquisition will be the key driver of growth. Our biggest challenge will be developing a strong customer base and converting them into repeat customers through a subscription model.

Upon the closing of the Offering, our goal is to acquire customers and target 100+ orders on a daily basis, which we expect will put us on the path to profitability. Both customer acquisition and profitability are important objectives that we expect to accomplish through this Offering. We will be focused on hiring employees, improving our technology platform including building apps, beginning aggressive marketing both through digital marketing and social media influencers. We will also continue building partnerships with stores, clinics and NGOs

Liquidity and Capital Resources

We expect our monthly expense budget to double over the next 18 months while we operate on a lean startup model We also anticipate that our marketing and shipping costs will decrease over time if orders increase and we receive favorable volume discounts from shipping partners.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:

Lease small warehouses/dark stores in 3 strategic locations in the next 6-12 months. The estimated expenditure is $30,000.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the

Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $500,000 in principal amount of Crowd Note for up to $500,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 29, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

In the event that $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $75,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline. The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The intermediary will receive a fee consisting of five percent (5%) commission based on the amount raised in the Offering and paid upon disbursement of funds from escrow after the conclusion of the Offering.

Stock, Warrants and Other Compensation

The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" section above

The material terms of the Security are as follows:

Valuation Cap
For the first $200,000.00 of Securities sold in the Offering, the Valuation Cap is equal to $4,000,000.00 ($4 million). For Securities sold in the offering between $200,000.00 and $500,000.00, the Valuation Cap is equal to $5,000,000.00 ($5 million).

Discount
20.0%

Conversion of the Crowd Notes.
Upon the occurrence of a Qualified Equity Financing, the Crowd Notes will convert into Conversion Shares pursuant to the following:

a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

"**Conversion Shares**" shall mean with respect to a conversion of the Crowd Notes, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant to a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"**Major Investor**" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.00.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

Corporate Transaction
In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

   i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

   ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Shares pursuant to Conversion Mechanics described above.

"**Corporate Transaction**" shall mean:
   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
   iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
   iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in

substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Related Person/Entity	Srivatsava Gorthy
Relationship to the Company	Founder
Total amount of money involved	$455,896
Benefits or compensation received by related person	0% interest loan payable on December 31, 2025
Benefits or compensation received by Company	Monetary contributions from Founder for use as general working capital for the company
Description of the transaction	0% interest loan

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Srivatsava Gorthy
(Signature)

Srivatsava Gorthy
(Name)

Founder and CEO
(Title)

1/28/2021
(date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Srivatsava Gorthy
(Signature)

Srivatsava Gorthy
(Name)

Founder and CEO
(Title)

1/28/2021
(date)

I, Srivatsava Gorthy, being the founder of Unikorn Inc., a corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and
(ii) any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Srivatsava Gorthy
(Signature)

Srivatsava Gorthy
(Name)

Founder and CEO
(Title)

1/28/2021
(date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Notes
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Webinar Transcripts

EXHIBIT A
Financial Statements

UNIKORN, INC.

Reviewed Consolidated Financial Statements For The Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Unikorn, Inc.
Los Altos, CA

We have reviewed the accompanying consolidated financial statements of Unikorn, Inc. (a corporation), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 5, 2020

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

UNIKORN, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2019 AND 2018

_____

		2019		2018
ASSETS				
CURRENT ASSETS				
Cash	$	17,109	$	12,804
Accounts Receivable		27,470		-
Inventory		16,679		2,109
TOTAL CURRENT ASSETS		61,258		14,913
NON-CURRENT ASSETS				
Fixed Assets, Net		6,736		1,866
Security Deposits		3,158		2,156
TOTAL NON-CURRENT ASSETS		9,894		4,022
TOTAL ASSETS		71,152		18,935
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts Payable		59,988		35,396
Deferred Taxes		105		58
TOTAL CURRENT LIABILITIES		60,093		35,454
NON-CURRENT LIABILITIES				
Related Party Loan		455,896		324,176
TOTAL LIABILITIES		515,989		359,630
SHAREHOLDERS' EQUITY				
Common Stock (20,000,000 shares authorized; 10,000,000 issued; $0.0001 par value)		1,000		1,000
Additional Paid in Capital		1,404		1,404
Accumulated Other Comprehensive Loss		(41,372)		(35,575)
Retained Earnings (Deficit)		(405,869)		(307,525)
TOTAL SHAREHOLDERS' EQUITY		(444,836)		(340,695)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	71,152	$	18,935

UNIKORN, INC.
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Operating Income		
Sales	$ 138,389	$ 91,894
Cost of Goods Sold	142,509	101,556
Gross Profit	(4,120)	(9,662)
Operating Expense		
Salaries & Wages	58,697	35,130
General & Administrative	11,178	16,802
Rent	7,501	6,732
Legal & Professional	5,722	27,807
Advertising	4,656	2,834
Depreciation	673	413
	88,427	89,718
Net Income from Operations	(92,547)	(99,380)
Other Income (Expense)		
Foreign Currency Translation Loss	(5,797)	(14,866)
Net Income	$ (98,344)	$ (114,246)

UNIKORN, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (98,344)	$ (114,246)
Change in Accounts Payable and Accrued Expenses	(27,470)	-
Change in Accounts Receivable	24,639	21,994
Change in Deposits	(1,002)	6,454
Change in Other Current Assets	(14,570)	(1,032)
Depreciation	673	413
Net Cash Flows From Operating Activities	(116,747)	(86,830)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(4,870)	(57)
Net Cash Flows From Investing Activities	(4,870)	(57)
Cash Flows From Financing Activities		
Draws on Related Party Loan	116,854	98,762
Effect of Currency Translation On Cash	9,067	(14,864)
Net Cash Flows From Investing Activities	125,921	83,898
Cash at Beginning of Period	12,804	15,793
Net Increase (Decrease) In Cash	4,304	(2,989)
Cash at End of Period	$ 17,109	$ 12,804

UNIKORN, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Common Stock		Additional Paid	Retained Earnings	Total Stockholders'
	Number	Amount	in Capital		Equity
Balance at December 31, 2016	10,000,000	$ 1,000	$ 1,404	$ (193,279)	$ (190,875)
Issuance of Stock		-	-		-
Accumulated Other Comprehensive Loss					(35,575)
Net Income				(114,246)	(114,246)
Balance at December 31, 2017	10,000,000	$ 1,000	$ 1,404	$ (307,525)	$ (340,695)
Issuance of Stock					-
Accumulated Other Comprehensive Loss					(5,797)
Net Income				(98,344)	(98,344)
Balance at December 31, 2018	10,000,000	$ 1,000	$ 1,404	$ (405,869)	$ (444,836)

Reviewed- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Unikorn, Inc. ("the Company") is a corporation organized under the laws of Delaware and domiciled in India. The Company operates as an online store that sells pet supplies in the country of India. '

In 2015, a subsidiary entity was founded by the Company with its location in India that also operates in the pet services industry. The financial statements have been consolidated to show the operations of both the Company and this subsidiary entity.

In 2018, the company established a secondary entity to further operations. As of year end 2019, this entity has had no financial activity during the review period.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company sustained a net loss of $97,671 and $113,833 in 2019 & 2018, respectively.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The company plans to raise additional funds to continue operations through a Reg CF campaign. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through June 5, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with, but not limited to, the need for dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, disruption of operations to COVID-19, trade agreements between the United States and India and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation Loss

This amount was calculated using the conversion rate between the US dollar and Rupee for the years ended in 2019 and 2018. All accumulated translation losses are accounted for in Accumulated Other Comprehensive Loss.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Revenue is generated through online sales of pet supplies to customers in India.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2019, the Company has accrued a reserve of $0 for doubtful accounts.

Fixed Assets, Net

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. Fixed assets are net of accumulated depreciation in amounts of $1,086 and $413 in 2019 and 2018 respectively.

Rent

The Company currently occupies office space in the US and India under a month to month leases. Each month the lease may be renewed at the option of the Company at the then-current market rate.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware and subject to the Government of India's tax withholdings.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2019 and previous years, the company issued a series of notes payable to related parties in exchange for cash for the purpose of funding continuing operations ("the Related Party Notes"). The notes do not accrue interest and are payable in 2025. During 2017 and 2016, the Company capitalized $0 in interest charges related to the Notes.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- EQUITY

Under the Company's articles of incorporation in effect, the Company authorized 20,000,000 shares of $0.0001 par value Common Stock, which is the only class of equity outstanding. Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

The company's primary customer base is located outside the United States and therefore subject to any future changes in trade agreements or global events that could cause a disruption to operations.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 5, 2020, the date that the financial statements were available to be issued.

EXHIBIT B
Company Summary



MicroVentures



Company: Petpal

Market: Pet Care

Product: Pet care supplies e-commerce platform

Company Highlights

- Roughly 13,000 orders from the beginning of 2018 to May 2020
- Generated revenue of $138,389 in 2019, an increase of 51% over 2018
- Average order size of $35.84 in Q1 2020, the largest since the company's inception
- Intends to launch pet protection plan for dogs, "K9care", in India in Q3 2020

EXECUTIVE SNAPSHOT

Petpal has developed a one-stop online platform for Indian pet owners to get the food, medicine, and accessories they need to keep their pets happy and healthy. Through its website, Petpal allows owners to purchase and receive the items they need without leaving home, offering same day shipping in two Indian cities and free standard shipping across India. From the beginning of 2018 to May 2020, Petpal has fulfilled roughly 13,000 orders with an average order size of $23.17. In the near future, the company hopes to add features such as veterinarian appointment scheduling and pet insurance purchasing in an effort to develop a one-stop platform for all of a pet owner's needs. With the proceeds of the raise, Petpal plans to accelerate product development, lease warehouses and increase inventory, and bolster marketing efforts. The company also plans to hire additional developers, marketing and operations professionals, and senior managers.

PERKS

Investors that purchase the first 200,000 Crowd Notes, and thereby fund the first $200,000, will receive Crowd Notes with a conversion provision based on a $4 million valuation cap instead of a $5 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per unit paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $4 million valuation cap (instead of $5 million).

COMPANY SUMMARY

Opportunity

As a nation, India has experienced a rapid increase in pet ownership. Between 2012 and 2017, the country's dog population saw a compounded annual growth rate (CAGR) of 77%. Now, with roughly 23 million dogs and 4



million cats, as well as 600,000 adoptions each year, India is expected to experience increased growth in its pet care industry.[i] Over a forecast period of 2019 to 2024, the Indian pet care market is expected to grow at a CAGR of 17%[ii], outpacing growth in the worldwide pet care market by more than three times over the same forecast period.[iii] One of the main drivers of this forecasted growth is the diversification of distribution channels, with e-commerce viewed as a major potential driver of industry growth.[iv]

Across the world, the COVID-19 pandemic has caused decreased economic activity in many industries and sectors. Despite this economic slowdown, it appears that the pet care industry has witnessed increased sales due to the crisis. According to Nielsen, between March 15, 2020 and March 21, 2020, dog food and cat food sales were up 54% and 52% respectively relative to the same period last year. Further, it appears that e-commerce pet care companies are benefiting as people purchase goods from their homes. According to Moody's, online pet supply retailers like Amazon and Chewy have seen increased demand, with Chewy hiring an additional 6,000 employees to keep up with demand.[v]

Founded in 2015, Petpal is an online pet supply e-commerce platform for Indian pet owners. Offering free shipping and doorstep delivery, Petpal allows customers to purchase and receive the food, accessories, and pharmaceuticals their pets need, all from the comfort of their homes. As it aims to become a one-stop shop for all of a user's pet needs, Petpal hopes to expand its offerings to include a veterinarian appointment booking feature, as well as pet insurance purchasing, among other features.

Sri's Story

After quitting his job at Google Mountain View in 2014, Srivatsava (Sri) Gorthy, Founder of Petpal, decided to become the pet parent of Tyson the German Shepherd, Steffi the Labrador Retriever, and Leo the Newfoundland. While Sri shared his new pet parenting experience with his friends in India, they expressed how difficult and time consuming it was to find and acquire the right pet care product choices for their pets as compared to the United States. Sri quickly realized and empathized with the fellow pet owners in India as he and his wife were also pet parents growing up in India. However, the country still needed a one-stop solution to meet the daily needs of their pets and current methods of getting pet supplies were too inconvenient or inconsistent for their needs. In light of these issues, he created Petpal, a direct-to-consumer platform for pet parents to find and ship the food, treats, and medicine their pets need.





Product

Petpal has developed a one-stop platform for pet owners to get the food, medicine, and accessories they need to keep their pets happy and healthy. Through its website, Petpal allows owners to purchase and receive the items they need without leaving home. Petpal also offers buyers in Bangalore and Hyderabad, India, free same-day shipping, with free standard shipping and doorstop delivery throughout India, providing a convenient alternative to traditional pet stores.

To help users find what they're looking for, Petpal displays more than 1,000 featured products, as well as new arrivals. The company also categorizes products by animal (cat, dog, bird, etc.), with filters for price ranges and brands. Petpal also allows users to filter through product type tags, such as "food", "treats", "supplements", and "accessories", among others. In addition to onsite features to aid in product discovery, the company provides customers with support via email, phone, or WhatsApp in order to help them find the right item for their pet. Broadly, pet owners can purchase the following products via Petpal:

- Food and treats – Wet and dry dog and cat food, as well as treats such as biscuits and bones
- Accessories – For dogs and cats, such as collars and leashes, as well as essentials like cat litter
- Supplements and Medicine – Shampoos, medicine, toothpastes, and sprays for a variety of needs









Food and Treats	Accessories	Supplements and Medicine

In order to comply with Indian law regarding pharmaceutical sales, Petpal has acquired a license from the Drug Control Administration in the state of Telangana. This license allows Petpal to purchase wholesale quantities of animal pharmaceuticals and sell them to consumers. The license was obtained by Petpal in June 2019 and is perpetually valid unless suspended or cancelled.

Currently, Petpal offers products from well-known brands including Purina, Royal Canin, Whiskas, Applaws, Farmina, and Hill's.



In addition to its pet supply platform, Petpal has released the beta version of its Campaigns service. Through the service, Petpal provides animal activist organizations a platform to accept products via crowdfunding efforts from Petpal users. Through Petpal's platform, donors can choose to pledge products to benefit the organizations.

Use of Proceeds

Minimum Raised	Maximum Raised
Petpal aims to raise a minimum of $50,000 in this crowdfunding offering. The company plans to allocate 5% of the funds to intermediary fees, 6% to campaign	Petpal aims to raise a maximum of $500,000 in this crowdfunding offering. The company plans to allocate 5% of the funds to intermediary fees, 1% to campaign



marketing, 32% to general marketing, 24% to future wages, and 33% to general working capital.

marketing, 29% to general marketing, 29% to future wages, and 36% to general working capital.





General Working Capital	General Marketing	Future Wages
These funds will be specifically allocated for product development, UI/UX, leasing warehouses, inventory and shipping costs.	This budget is specifically for online and offline marketing campaigns to acquire customers. The company will also use the funds for promotions like discounts on products and referral campaigns.	Upon the completion of the raise, the company plans to hire two developers, four operations employees, one marketing professional and two customer service representatives.

Campaign Marketing	Intermediary Fees
Funds allocated to campaign marketing will be used to reimburse expenditures made to market the crowdfunding offering.	Funds allocated to intermediary fees will be used to reimburse fees related to launching the crowdfunding campaign.

Product Roadmap

Over the next year, Petpal anticipates adding various new features to its e-commerce platform. They include:
- K9care pet protection plan for dogs (Q3 2020)
- Subscription-based purchasing options (Q3 2020)
- Product search enhancements (Q3 2020)
- Android and iOS apps (Q4 2020)
- Veterinarian appointment scheduling (Q1 2021)
- Group buying (Q1 2021)



Subscription-based purchasing options	Product search enhancements	Android and iOS apps
Customers can subscribe and earn additional discounts for pet food and receive orders weekly, biweekly, or monthly. Depending on order frequency, Petpal's platform will process and facilitate auto delivery.	Petpal hopes to integrate more robust tools for searching its catalogue of products. The idea is to make it as easy as possible for the customer, customizing recommendations based on a number of factors including pet data, buying patterns, and price.	Currently, the company estimates that over 90% of traffic is through its mobile site, so it hopes to develop Android and iOS apps to service users. Petpal plans to provide complete functionality through the apps, allowing users to search and purchase products.
Veterinarian appointment scheduling	**K9care Dog Protection Plan**	**Group Buying**
In order to become a more complete platform for pet health and wellness, Petpal hopes to enable vet appointments booking capabilities.	By the end of August 2020, Petpal anticipates launching K9care, a pet protection plan focused on dogs in India. We anticipate that K9care will offer three coverage options, provided by Go Digit Insurance, for consumers to choose from.	The company hopes to add group buying, in which customers receive a greater discount on items that are selected by many customers and are ready to purchase within their carts. Petpal plans to allow customers to invite other pet parents to join their "campaign" to buy a product which will benefit both customers. The company hopes this feature will help in its community efforts, group discounts, and volume discounts from distributors.

Business Model

Petpal generates revenue through the sale of pet products directly to consumers via its website. In order to do so, the company purchases products from wholesale distributors at roughly 30% discounts to retail price, though the actual percentage varies by product. Petpal is then aims to pass along part of the discount to consumers in the form of discounted products, with the remaining portion retained by the company as gross margin.

USER TRACTION

In Q1 2020, the company processed and delivered 1,270 orders to over 100 cities in India with an average order size of $35.84, the highest quarterly average order size since inception. In 2019, Petpal received 5,624 orders,



with an average order size of $24.60. In 2018, the company received a total of 5,418 orders with an average order size of $17.85.



Currently, Petpal delivers orders across India. In 2016, as well as the first half of 2017, the vast majority of the company's orders came from two cities, Hyderabad and Bangalore. Starting in the second half of 2017, Petpal began fulfilling an increasing amount of orders in the city of Pune. Since the beginning of 2018, the company has experienced a steady increase of orders from other cities across India. In Q1 2019, cities outside of Hyderabad, Bangalore, and Pune made up 36% of all orders.



In order to help facilitate the delivery of its orders, Petpal has developed relationships with the following companies:

- Swiggy – India's largest food delivery startup operational in 520 cities across India[vi]


- Dunzo – Google-backed delivery startup valued at ~$200 million, operating in eight Indian cities: Bangalore, Delhi, Noida, Pune, Gurgaon, Powai, Hyperbad, and Chennai[vii]





HISTORICAL FINANCIALS

As of May, Petpal has generated $70,209 in revenue in 2020, up 41% from the same period of 2019. In all of 2019, the company generated revenue of $138,389, an increase of 51% over 2018 revenue total $91,894. In 2020, the company has experienced the three highest sales months since inception, peaking in March 2020 with revenue of $17,493. From inception to May 2020, the company has generated a total of $308,981 in revenue.



As of May, Petpal has incurred expenses totaling $85,778 in 2020, down 4% from 2019 expenses over the same period. In 2019, the company incurred expenses totaling $236,733, an increase of 15% over 2018 expenses of $206,140. The company experienced moderate spikes in monthly expenses in July 2019 and August 2019, as well as in February 2020 and March 2020, due primarily to increases costs of goods sold. From inception to May 2020, the company has incurred a total of $674,772 in expenses.





In 2019, the majority of Petpal's expenses were attributed to cost of goods sold (60%). These costs include the costs of acquiring pet products from wholesalers, as well as shipping costs. Salaries and wages made up the second highest percentage of total expenses (25%), with the remainder spread across general and administrative (5%), rent (3%), legal and professional (2%), advertising (2%), and other (3%). Relative to 2019, legal and professional expenses accounted for a larger percentage of total expenses (14%) in 2018, due to increased expenses related to professional consultants. In 2018, salaries and expenses made up a smaller percentage of total expenses (17%) relative to 2019 because the company hired full time employees in 2019.





In 2020 as of May, Petpal has incurred a net loss of $15,570, an improvement from the same period of 2019 in which the company incurred net losses totaling $39,534. In 2019, Petpal incurred a total net loss of $98,344, an improvement from 2018, in which the company incurred a net loss of $114,246. In January 2020, Petpal achieved its first profitable quarter, generating a net income of $374. In 2019, the company averaged a monthly burn rate of $10,135. As of May 2020, the company had $3,197 of cash on hand. As a result of low cash on hand, the company will continue to be funded by the founder until the conclusion of the current fundraising round.





Net Income (Loss)
$2,000
$-
$(2,000)
$(4,000)
$(6,000)
$(8,000)
$(10,000)
$(12,000)
$(14,000)
$(16,000)
Jan. 2018
Feb. 2018
Mar. 2018
Apr. 2018
May 2018
Jun. 2018
Jul. 2018
Aug. 2018
Sep. 2018
Oct. 2018
Nov. 2018
Dec. 2018
Jan. 2019
Feb. 2019
Mar. 2019
Apr. 2019
May 2019
Jun. 2019
Jul. 2019
Aug. 2019
Sep. 2019
Oct. 2019
Nov. 2019
Dec. 2019
Jan. 2020
Feb. 2020
Mar. 2020
Apr. 2020
May 2020

INDUSTRY AND MARKET ANALYSIS

The global pet care market size was valued at over $190.1 billion in 2018 and is expected to experience a compounded annual growth rate (CAGR) of 5.2% from 2019 to 2025. The main growth drivers for this industry are a growing pet population and an increasing trend of pet humanization. Segmented by type, pet food represents the largest segment of the market and was valued at over $81.2 billion in 2018. Growing pet ownership, especially in developed nations, as well as rising expenditures on pet care are expected to drive the pet food segment. By animal, the dog pet care segment was valued at over $81.6 billion in 2018, which is expected to experience growth due to increasing expenditures related to dog health coupled with growing disposable income in developing economies. Brick-and-mortar pet care stores are projected to grow steadily in the next five years, while e-commerce is expected to experience ~9.4% growth in this industry due to consumer preference to shop online.[viii]

India is among the fastest growing markets in the pet care industry. Over a forecasted period from 2018 to 2024, the country is expected to experience CAGR of ~17%. Unlike North America and Europe, who have witnessed market saturation of pet care products, the Indian market is largely unorganized as consumers are gradually demanding better, nutrient-rich food and quality pet services such as grooming. This is paving the way for branded pet food companies like Mars International, Royal Canin, and Indian Broiler Group to benefit from the growing Indian market.[ix]

The Indian pet food market was valued at $334.3 million in 2019 and is projected to grow at a CAGR of 13.9% from 2019 to 2024. The increasing pace of urbanization is the main growth driver for this market, since owning pets is largely an urban idea in the country. In 2018, approximately a third of the total population in India lived in cities. The trend is expected to increase as people move from rural areas to find work and make a living in urban centers.[x] Like the broader market, the growing trend in pet humanization will also further drive this market and the demand for better nutrient-rich pet food products.[xi]



The dog food segment dominates the Indian pet food market and will experience the most growth over the forecasted period to 2024 due to a large share of dog ownership compared to other animals and a sizable portion of monthly pet spending on dog food.[xii] For example, dogs account for ~85% of total Indian pet ownership,[xiii] and about 75-80% of a dog owner's monthly pet expenses go towards food and treats.[xiv] In 2018 alone, there were an estimated 19.5 million pet dogs in the country, which is expected to increase to over 31 million by the end of year 2023, which will further fuel growth in the dog food segment.[xv]

Petpal operates within the e-commerce industry. In 2019, the e-commerce industry received $28.85 billion of venture capital investment, down 26% from 2018 investments totaling $39 billion. 2019 investments in the industry were spread across 2,075 deals, an 18% decrease in deal count from 2018. From 2009 to 2019, the e-commerce industry has received $171.82 billion in venture capital investments across 20,871 deals. Other notable industry investment data includes:[xvi]

- 2018 reached all-time records of investment totals, with $39 billion invested
- Deal count reached an all-time high in 2015, with 3,006 deals completed
- In 2019, median pre-money valuation reached an all-time high of $12.91 million
- In 2018 and 2019, median deal size was $2 million, the largest over the reporting period of 2009 – 2019



COMPETITORS

Amazon (NASDAQ: AMZN): Founded by Jeff Bezos in 1994, Amazon is an American e-commerce company. Originally known for selling books, Amazon has expanded its business lines to include cloud computing solutions,



digital content including movies, music, and apps, consumer electronics, and brick-and-mortar bookstores and grocery stores following the acquisition of Whole Foods in 2017.[xvii] Amazon has a global footprint, including loyal customers from over 180 countries around the world. In its latest year end 2019 earnings report, Amazon recorded a 20% increase in net sales from $232.9 billion in 2018 to $280.5 billion in 2019.[xviii]

Chewy (NYSE:CHWY): Founded in 2011, Chewy is an online pet supply retailer with the goal of being the most trusted and convenient online destination for pet parents. Its e-commerce platform offers animal owners one-time purchasing or subscription-based options on a catalogue of products, including food, treats, accessories, and pharmaceuticals for dogs, cats, fish, birds, and more.[xix] Only selling within the contiguous U.S., Chewy has amassed market share as it accounts for ~35% of online pet supply sales.[xx] According to reports by Retail Dive, across cat and dog food alone, Chewy has market share of 55%.[xxi] In its most recent earnings report for the third quarter of 2019, the company reported a 40% year over year growth in net sales of $1.23 billion.[xxii]

FlipKart: Flipkart is an e-commerce platform providing Indian customers with a one-stop-shopping experience. The company was founded in 2007 originally as an online bookstore.[xxiii] Today, the company sells various items from over thousands of different sellers. The company also offers the convenience of 24/7 support for both sellers and customers. In May of 2018, Walmart acquired ~81% of the company.[xxiv] The company's parent company, FlipKart Ltd, has reported consolidated revenue of Rs ~436 billion (~$5.8 billion) for the financial year ending in March of 2019, up 42% from last year.[xxv]

Petsworld: Founded in 2011, Petsworld is an online pet food and accessory shop that caters to the needs of a growing number of pet owners throughout India. The company sells food products, accessories, grooming kits, apparel, and more for pets including dogs, cats, and birds.[xxvi] The company offers its customers free shipping within a guaranteed time frame to approximately 25,000 zip codes all over the country.[xxvii]

EXECUTIVE TEAM



Sri Gorthy, Founder and CEO: Sri founded Petpal in 2015 and currently serves as CEO of the company. Prior to founding Petpal, he worked at Google as a program lead in its hardware retail operations team. He also worked for ADP, TATA Consultancy Services, Integraph, and Alcoa. Sri holds a master's degree in Industrial and Labor Relations from Cornell University[xxviii] and a master's degree in International Management from Pondicherry University in India.





Mahendra Yelukati, Chief Growth Officer: Mahendra joined Petpal in November of 2019 and is responsible for managing day to day operations including managing Petpal's employees, vendor relationships, customer service, data collection, and finances. Prior to joining the company, Mahendra worked at Pratt Muller, which is a skill development company in India.[xxix] Mahendra also worked as a Program Manager in Google India's Vendor Operations division for five years. He also was a team leader for Tata Consultancy, an information technology consulting company in India, and a Procurement Operations Leader for E.I Dupont in Hyderabad, India.

PAST FINANCING

To date, Petpal has been funded entirely by its founder. The company has not raised capital from outside sources.

INVESTMENT TERMS

Security Type: Crowd Notes
Round Size: Min: $50,000 Max: $500,000
Discount Rate: 20%
Valuation Cap: $4,000,000 or $5,000,000
Conversion Provisions: In connection with equity financing of at least $1,000,000 (a "Qualified Equity Financing"), the Company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $4,000,000 or $5,000,000 valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Quartz: Locked out Indians are abandoning their pets on the streets – helpless, scared, and hungry
siliconindia: Petpal Technologies: One-Stop-Shop for Pet Food, Accessories & Drugs
Economic Times Brand Equity: Pet brand Unikorn rebrands itself as Petpal
siliconindia: 10 Most Promising Pet Companies - 2019
Economic Times: Caring for your pet in lockdown: Go easy on the treats, teach them new tricks for physical activity
Civil Society: Petpal is a pal to stray dogs during lockdown

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There



will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and



- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

i https://www.televisory.com/blogs/-/blogs/indian-pet-care-industry-analysis

ii https://qz.com/india/1703581/indias-heads-up-for-tails-is-betting-on-luxury-pet-care/

iii https://www.marketwatch.com/press-release/pet-care-market-2019-global-industry-trends-sales-revenue-industry-growth-by-2024---market-research-engine-2019-10-18

iv https://www.televisory.com/blogs/-/blogs/indian-pet-care-industry-analysis

v https://www.cnn.com/2020/03/27/business/pet-food-coronavirus-chewy/index.html

vi https://techcrunch.com/2020/02/19/indias-swiggy-raises-113m-led-by-prosus/

vii https://techcrunch.com/2019/10/04/dunzo-hyperlocal-ecommerce-delivery/

viii https://www.gminsights.com/industry-analysis/pet-care-market

ix https://www.televisory.com/blogs/-/blogs/indian-pet-care-industry-analysis

x https://www.statista.com/statistics/271312/urbanization-in-india/

xi https://www.mordorintelligence.com/industry-reports/india-pet-food-market

xii https://www.mordorintelligence.com/industry-reports/india-pet-food-market

xiii https://www.televisory.com/blogs/-/blogs/indian-pet-care-industry-analysis

xiv https://www.businesstoday.in/magazine/the-hub/the-pet-bet/story/376801.html

xv https://www.statista.com/statistics/1061130/india-population-of-pet-dogs/

xvi PitchBook Data, Inc.; Downloaded March 25, 2020

xvii https://www.fastcompany.com/company/amazon

xviii https://ir.aboutamazon.com/news-releases/news-release-details/amazoncom-announces-fourth-quarter-sales-21-874-billion

xix https://www.chewy.com/app/content/about-us

xx https://www.forbes.com/sites/greatspeculations/2019/06/13/what-you-need-to-know-about-chewys-ipo/#64edbb0d7266

xxi https://www.retaildive.com/news/petsmarts-chewy-plots-an-ipo/553732/

xxii https://investor.chewy.com/news-and-events/news/news-details/2019/Chewy-Announces-Third-Quarter-2019-Financial-Results/default.aspx

xxiii https://verzeo.in/startup-flipkart

xxiv https://bstrategyhub.com/flipkart-business-model-how-does-flipkart-make-money/

xxv https://economictimes.indiatimes.com/small-biz/startups/newsbuzz/flipkart-group-narrows-losses-to-rs-17231-cr-in-fy19/articleshow/71857535.cms

xxvi https://www.petsworld.in/about-pets-world

xxvii https://www.petsworld.in/shipping-delivery

xxviii https://www.linkedin.com/in/sgorthy/

xxix http://www.pmsdc.in/about.php

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Unikorn Inc.
171 Main Street #274
Los Altos, CA 94022

Ladies and Gentlemen:

The undersigned understands that Unikorn Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $500,000.00 of Crowd Note (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated January 28, 2021 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on March 29, 2021, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the

Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene

any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This

Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Dispute Resolution.

a) General Rule.
Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.
Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.
Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

13. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

14. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

15. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

16. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Unikorn, Inc. 171 Main Street #274 Los Altos, CA 94022 Attention: Srivatsava Gorthy
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq. Email: lou@bevilacquapllc.com
If to the Purchaser:	[PURCHASER ADDRESS] [PURCHASER EMAIL]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Unikorn Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Notes

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Unikorn, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Unikorn, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $4 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is March 29, 2021.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $500,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity

Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

  m. **"Target CF Minimum"** shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Converting this Crowd Note into that number of Conversion Shares equal to the quotient obtained by dividing the Purchase Price by the Conversion Price, or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company,

or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u>

that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the

prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Unikorn, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Unikorn, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $5 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is March 29, 2021.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

  i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

  ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

      iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

      iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $500,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity

2

Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

  m. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Converting this Crowd Note into that number of Conversion Shares equal to the quotient obtained by dividing the Purchase Price by the Conversion Price, or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company,

or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u>

that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the

prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck



Food | Services | Community

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Our Vision



To be the market leader in the Indian pet care segment and make pet parenting a beautiful and painless experience



Petpal is...

 An online platform in India for pet food, accessories and pet pharmacy

 Operational since 2015 with a revenue of $309k

 Partnering with companies like Dunzo and Swiggy to provide same day shipping to customers



Potential Problems for Pet Owners



Potential lack of product availability in physical or online stores



Varied pricing for some products between stores and online platforms



Less flexibility in deliveries and buying from a stores; carrying products is an issue due to product weight as there are only 22 cars per 1,000 individuals in India[1]



s://auto.economictimes.indiatimes.com/news/passenger-vehicle/cars/india-has-22-cars-per-1000-individuals-amitabh-kant/67059021

Solution for Pet Parents



1,000+ products on our website



Same day delivery available in Bangalore and Hyderabad



Various discounts



Online pet pharmacy for prescription and over the counter drugs



Platform for animal activists and NGO's through our donate feature on our website



News feed, blogs and phone support to help build a pet parent community



Indian Pet Care Market

Indian pet care industry size - $347 million[1]

Expected compounded annual growth rate (CAGR) from 2019 to 2024 - 17%[1]

Average monthly spend - INR 4,000.00 (~$53)[2]



Estimated 21+ million pet dogs in India as of 2019[3]

https://qz.com/india/1703581/indias-heads-up-for-tails-is-betting-on-luxury-pet-care/
https://www.businesstoday.in/magazine/the-hub/the-pet-bet/story/376801.html
https://www.statista.com/statistics/1061130/india-population-of-pet-dogs/



Revenue Model

Pet food / drugs

  

Get approximately 30% discount* on MRP from wholesalers

Retain 10—15% margins

Provide 10-15% discount on MRP to pet parents

* Factoring discounts that we get from distributors that are passed on to our customers; varies by product



Growth and Traction in Three Years



Q3'18 - a) Shift in focus to nationwide pet food delivery b) discontinued services like grooming, veterinary, pet taxi and boarding

Q4'18 - the dip in revenue and order count can be attributed to the changes in Q3 and in Q1'19 we started getting back on track



User Growth and User Acquisition

100% user growth in two years with bootstrapped marketing budget



*NGOs accounted for 500 orders in 2019

*Over the last three years, and specifically in 2019, 20% of orders
 were repeat order



Go to Market Strategy

DIRECT CHANNELS:

- Referral program for our existing user base to acquire new customers
- Launch subscription program for repeat customers
- Digital Marketing - Google Adwords/Instagram

INFLUENCER CHANNELS
- Work closely with veterinarians and cater to their specific needs (demand generation / inventory/AMS/ clinic management software)
- Tapping influencers who are pet lovers on Instagram

PARTNERSHIPS
- Partnering with Swiggy Go and Dunzo to generate orders
- Hope to increase our network of 70 NGOs through referral/ambassador campaigns
- Grow B2B relationships with clinics and physical stores in various cities



Petpal Partnerships

- Onboarded 20+ distributors

- Shiprocket for shipping services

- Swiggy.com and Dunzo.com for
  faster delivery

  



Team

 **Srivatsava Gorthy, Founder & CEO**
Ex-Googler, 15+ years of experience in the Tech industry and proud pet parent of 3 large breed dogs

 **Mahendra Y, Chief Growth Officer (CGO)**
Ex-Googler, 13+ years of experience in the Tech industry and a proud pet parent of a large breed dog

 **Aditya Chilka, Senior Manager (Product & Partnerships)**
3+ years of experience working with start-ups in India



Use of Proceeds



Notes:

- Plan to hire CTO, Junior Developer, Regional Ops Manager, and Head of Marketing

- Shipping costs and warehouses are estimated to be $4-5 per order

- Regional warehouses will bring down the shipping costs and existing Swiggy/ Dunzo partnerships may help further reduce them

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F
Video Transcript



Unikorn Inc. Video Transcription
June 29, 2020

Since my childhood I was really passionate about animals and pets, so I really wanted to continue that mission. My name is Srivatsava Gorthy. I'm the founder of Unikorn, an online pet supply and services company.

Unikorn is a one-stop shop for all of your pet care needs. Everything from ordering pet supplies to booking an appointment for a vet or a groomer to come to your house.

In the early days, it was just me and my mobile phone, doing business with customers and suppliers on WhatsApp. Recently we switched over to WhatsApp Business, which saves us time and helps us respond to customers faster. The away message feature helps us respond to customers when we are away and quick replies let us answer the most common questions instantly.

When I place an order or schedule a grooming for my dogs, Unikorn immediately answers all of my questions on WhatsApp. It’s much more personal than ordering from a big company.

Today we are serving over ten-thousand pet parents and it’s just the beginning of reaching a huge, untapped market in India.

EXHIBIT G
Webinar Transcripts



Webinar Transcription
August 7, 2020

Brett: Hi everyone, this is Brett Andrews with MicroVentures. Thank you all for joining us today for the webinar. Today you will be hearing from Petpal, an E-Commerce platform focused on pet care supplies for Indian pet owners. We are joined today by their founder and CEO, Sri Gorthy. Sri founded Petpal in 2015, and currently serves as CEO of the company. Prior to founding Petpal he worked at Google as a Program Lead in its hardware retail operations team. He also worked for ADP, Tata Consultancy Services, Intergraph, and Alcoa. Sri holds a master's degree in industrial and labor relations from Cornell University, and a master's degree in international management from Pondicherry University in India.

How are you doing today Sri?

Sri: I'm doing very well. Thank you for the introduction, Brett.

Brett: Yeah, thanks for joining us to do this today. So real quick before we get started, just want to let everybody know about the format for the webinar. We're going to start things off with, Sri's going to spend about 10 or 15 minutes going through the presentation for Petpal. Hopefully you can see the slide, the initial slide with the logo on your screen, and once he gets through the presentation, we will go into Q&A. So if you go over to your webinar control panel, you should see a tab titled Questions. During the presentation, feel free to submit any questions that you have for Sri. They won't interrupt him, they'll just go to me and then when we get done with the presentation we'll open it up for Q&A and answer any questions that have been submitted and any other ones that anybody else might have.

So, with that, Sri I'll let you take it away and introduce everyone to Petpal.

Sri: Yeah, thank you Brett.

So, hello everyone, thanks so much for joining, really happy to have you all on board. So, just a brief about Petpal, I am personally a pet owner, I have 3 dogs. I lived in 2 countries, for the first 26 years of my life, I lived in India, I had a pet, and I am here since 15 years and I have pets so I understand both the markets, and I really appreciate how U.S. does the whole pet parenting. Trying to take the best practices from here to India, that's my biggest goal.

Just a little bit about India. Indian pet market is pretty nascent. We have a population of nearly 1.4 billion population, and we have about 2 or 3% of pet ownership there. We are tracking about 22 million pets. So, my goal is to be "The Online Pet Supplier" for India, which means we supply pet food across India, accessories and drugs. So, that's my goal for Petpal.

We also want to introduce services slowly going forward, but for now the focus is entirely on pet supplies. We don't have any market leader in India as yet. I've seen a recent study where there is no market leader in this segment, or this vertical of online pet supplies. Here we are trying to be the market leader there. So with that, we can move on to the next one.

So my vision in brief is, as I mentioned to be the market leader, and then get pet care segment, and make pet parenting a beautiful experience, for the existing pet parents, also invite more pet parents in future.

As I mentioned, we are an online platform in India for pet food, accessories and pharmacy. We have been operational since 2015. We have tracked the revenue of more than 300,000, and we have been partnering with a lot of ecosystem partners like Dunzo, Swiggy, Shiprocket. So we are not the logistics company, but we actually make use of the existing logistics ecosystem to make sure we deliver as quickly as we can to pet parents. In a couple of cities, we do offer same day delivery, and we are trying to expand that as we close our fundraisings. So that's the plan, we don't want to be a logistics company, but we want to use the existing system to make sure that pet parents actually get their products as soon as they wish.

So I think this is a very important slide where we talk about what are the existing issues or problems that pet owners deal with. One is, when you go into a physical store, just to give you a context more than 80% of E-commerce today happens in physical stores in India, small mom and pop stores. Believe me, there is no Petco or PetSmart, or any such chain in India, all of them are really small mom and pop stores, which are really small shops like kirana stores, which we call in India. So there is always that uncertainty.

The second one is that when you go to a particular shop, you might not get the pricing right. Some of them offer a discount, some of them charge you the food maximum retail price, which is MRP in Indian terms. So, it's always unpredictable as to what price you will get the product with.

And the third thing is, pet food bags are pretty heavy. I mean, if you're planning for a big dog, and if you're planning for a couple of weeks or three weeks, they are pretty heavy. And if you understand the market, majority of them have motorbikes. It's very unsafe, inconvenient to carry a pet food bag on your bike, it's not safe for the pet parent, and it's not safe for other road users. So we are trying to eliminate that safety issue, and also make sure that they get the products that they want at home. So that's our unique proposition where we deliver the product at home, at no charge. So these are the three main problems that we are trying to solve. One is a product discovery, pricing, and flexibility in delivery.

What are the solutions for pet parents? We have more than thousand products on our website. We are constantly augmenting our catalog, and we have same day delivery in couple of cities. We want to expand that to more cities, and we deliver at no cost to the pet parent anywhere in India. So we have recently seen that we delivered about a hundred plus cities in India, and we always offer a standard price, whether we offer a discount or whatever is standard for all pet parents.

The other unique thing is that we have a pharmacy online where we can deliver prescription medicines to anywhere in India. So we have both supplements as a less prescription medicine. We have a drug license. So we have the ability to deliver medicines across India. We also have a very interesting feature called Campaign, which actually helps NGOs, or animal activists to launch a campaign and use our existing vet traffic to get donations as products, not money, but donations in terms of pet food so that you can aggregate that and deliver it to the animal activist when the campaign closes.

We also have a community center where we have newsfeed, blogs, and one of the unique things about what we have currently is the number of people who reaches out on Messenger, WhatsApp and phone calls to either understand about the products or the choices. So, an example would be recently, I got a message on Messenger saying, "Hey my dog is not liking this particular product, what do I do? What are the alternatives that you would suggest because he has become very picky." And then we kind of exchanged messages to make sure that they get right choices for picky eaters. So, that's the kind of service level that we have today.

So those are the solution that we provide. And it's a very unique, personal empathized service to pet parents, because that's how we differentiate ourselves. In terms of Indian pet care market, Indian pet care industry is about $347 million. Although if you add more services into the whole play, I personally think it's close to a billion dollar market. But yeah, I mean, the numbers in terms of pet food is about $347 million. The good news is that unlike the North America or Europe, the growth rate is super high, it's in double digits. It's around 17%, as you can see, So it's a growing market. And we are tracking by 2024, the pet population will be more than 30 million.

The average monthly spend based on the data that we have is about 4,000 rupees, which is about $53. As of today, the number of pets is about 21 to 22 million pets, that includes both dogs and cats, with dogs being in the majority. So, what's our business, our revenue model? We get about 30% to 40% discount from our distributors, whether it is the Mars distributor, or any other Indian local product distributor, like [inaudible 00:11:51] We get a discount of 30 to 40% on MRP, which is the maximum retail price that you can charge any customer in India. We retain about 15% out of that, and we provide anywhere between 10 to 15% discount to our customers so, that's the model.

So right now we are in the silver club, and in terms of revenue can move into the gold club, then we'll definitely get more margin from the distributors which we can happily pass on to the customers while retaining a part of it for us

In terms of growth and traction, as you can see, in the last six months, we have already cracked a lot of growth that we have seen in the last two years. In fact, we are more than 50% above what we have seen in 2018 and 2019. Believe me, this growth is all completely bootstrapped, just organic traffic, word of mouth, referrals, very few ad dollars. But we were still able to get a consistent order count as well as revenue and also growing. So, that's the most important.

I personally think that we have experimented a lot with several services, but what really stuck to our customers is the online pet supplies, because this is regular, repetitive in nature, there's no need to come to the store. So you always try to pretty much stay with the same pet food, you know that you can order it every 15 days, or three weeks or one month, and you don't need to see the product because you're already aware of the product.

And our website is pretty good in terms of showing the packing and stuff. So, that's the growth and traction. And if you see where we started in 2018, and today the order size has almost tripled. So that's the good news, so we are building that confidence with customers. We have more repeat customers, and we have consistent monthly revenue.

Again, the user growth has almost doubled from 2017 to 2019, which is phenomenal, again, completely bootstrapped. One of the most interesting things is that we have about 30 to 35% of revenue coming from NGOs who are feeding the strays, whether it's stray cats or stray dogs in the neighborhood. So that has been a very interesting revenue channels for us, so if I have 100%, I'm tracking about, 30-35% from NGOs, 30-35% from pet parents, and 30-35% from really small stores who actually place orders and get for their walk in customers.

And our go-to-market strategy has been, like I mentioned, referral program has been very effective. We wanted to launch a subscription program, and we wanted to do a lot of digital marketing in terms of Google AdWords and Instagram once we close this out. One of the other things that I think is effect influencers are very good way for us to propagate. And then Instagram is a very good channel where they have a lot of followers. So we think that those influencer channels are going to be really effective. So we are starting to look at them.

Our partnerships with Swiggy and Dunzo are excellent, because they already have the logistics, they already have the customer base. So they are just tapping their customer base for specific pet needs, because they don't carry those, and we carry them, and they are coming to our warehouse picking stuff, and delivering it to pet parents. So that partnership is really strong, and we wish to expand to other cities so we can continue the growth.

So, like I mentioned, the NGOs or animal activists have been a very good revenue channels for us. So we want to launch some ambassador campaigns through them and then grow this to 10 X, so that's the goal. We also think, like I mentioned the B2B channel is another growth path for us, where there are more Tier-2, Tier-3 cities where they probably don't have access to all the distributed networks, and we are trying to tap into that, and supply them products.

So these are the three channels that we are really going to tap. One is, the B2C In terms of influencer channels, the NGOs and the B2B. So that's our go-to-market strategy today as well as once we close the funding round. In terms of partnerships, we have onboard more than 20% distributors. We try to shop holders as in, when we have much better distributors. So it's always an ever growing list. We have Shiprocket as our logistics partner, we recently onboarded a couple of other shipping partners. And what these companies do is, they are a marketplace for all the logistics companies like FedEx, DHL, Economic express delivery. And we try to ship through them the most economical more to our customers.

And like I mentioned, Swiggy and Dunzo is one effective channels for both order counts, as well as ease of delivery and faster delivery. They have an SLA of two hours delivery. So they are very quick in terms of picking the order, and getting it back to the customer. So those are the partnerships that we have. What we have seen after the recent pandemic, and the lockdown, is that our order counts and demand has increased at least 100%. Although I should also admit that we were not able to fulfill our customer because of the lockdown. India had really strict lockdown rules in terms of locking them by areas, and pin code. So we were not able to fulfill, but we saw a tremendous demand from our customers.

A little bit about our team, like Brett has already introduced, I have more than 15 years of experience in the Tech industry in various roles mostly operational roles. My last role at Google was the kind of the instrumental in getting off the mothership and starting this business. Mahendra was a former colleague of mine in Google. He worked in a different location, but we both had some overlapping time at Google. Aditya is the partnerships and product guy. He worked at Uber, go first and a company called [inaudible 00:20:35] In Singapore. So he has amazing amount of experience in startups.

So this is our team, this is our core team. We do have other members of the team. But this is our core team. In terms of how we want to use the proceeds after we closed the around, we definitely want to improve our tech. We want to hire a CTO, who can bring in skills like AI machine learning. We also want a junior developer who can build out apps for us. We also want people to run our operations, and we need a marketing person. So that's going to be very key for our long-term growth and in the market leader.

Shipping costs and warehouses that are another thing that we are looking at. what we are planning is few dock stores, and strategic locations across India, at least in the four directions, and making sure that we are reducing the shipping cost, plus increasing the speed of delivery. And like I mentioned, so again, Dunzo partnerships can really help us get there.

So, that's pretty much with what I wanted to cover in this presentation, and the floor is pretty much open for questions. And if I have missed out on anything happy to cover, during the Q&A, and please ask me any amount of questions, and no question is bad.

Brett:	Thank you Sri, I appreciate that. And we already have some questions here to go over. First we did have a couple people join late so, if you missed the intro, and you do have some questions for Sri, please submit them in the questions tab on the go to webinar control panel, and we'll get that asked for you. So, starting off, first question that we had was, what is the biggest selling product category for you? So you mentioned you have pharmaceuticals, you have food, you have general sort of pet supplies. Is there a category, and maybe if you even have it more granular on what is the breakdown between the core categories for the business?
Sri:	Yeah, I think, that's a great question, thank you for asking. I think 60% of the category is dominated by pet food, specifically Pedigree, all the Mars products, [inaudible 00:23:21] And Pedigree, those dominate. These are fast-moving and constantly selling products, both for dog food as the less cat food. So Mars is our biggest international brand that we sell. The next one is accessories, and third is drugs.
	I want to say about 20 to 30% is accessories, and then 10 to 15% is about drugs.
Brett:	Got it. And I guess a good thing with food is it's somewhat recurring. People are going to run out of it. So there's [inaudible 00:24:04] Once someone gets used to the platform and the service, and they lifetime value that customer probably goes up in that category.
Sri:	Yeah. The good thing about is our order value is really high as you saw. It's not a small grocery item that you pay $5 to $10, but our order value has been consistently about, $30 to $40. So, that's the good thing about this product.
Brett:	Got it. And then another question about the wholesale side. So you walked us through the business model, and how you get certain discounts from your wholesalers, and then you guys take a percentage and then pass the rest onto the customer. How many wholesalers, I think you showed you have a little over a thousand SKUs currently. How many wholesalers are you working with?
Sri:	We work with about 10 wholesalers. They are in different parts of India, pretty much the Southern part. but yeah, we do have about 10 wholesalers.
Brett:	Got it. And then-

Sri:	So I think a little minor detail around that is that, we should go to the next level where we charge directly to the company, but we need to show a certain billing. And once we get there, then we can probably directly work with Mars Petcare India entity. So we have getting there slowly.
Brett:	Got it. And just for clarification, you may have mentioned this in the pitch, but we had a question on it, do you guys house the inventory, so are you making purchases from the wholesalers, and then based on what you project the orders to be, and then selling it to the customer, or are they drop shipping once you submit an order?
Sri:	Yeah. So, that's a great question. So we have a warehouse in Hyderabad so what we do is we take data of say the last three months, we run a quick analysis and based on that, my colleague Mahendra actually places orders with the distributors, and they drop it at our warehouse in Hyderabad and that's where we ship from.
Brett:	Got it. Okay, great, that's super helpful. A couple more. So, when you showed the sales slide, it seemed like there was a little bit of cyclicality to the sales. So it looks like you, Q1 over the last couple of years, Q1 and Q2, Q2 kind of being the highest, and then it drops off towards the end of the year. Can you talk a little bit about any insights that you've seen from that? Is there a reason that you believe that that is the case, or do you think that that's just an anomaly that will start to flatten out as you guys continue to grow?
Sri:	Yeah, I think we didn't see any trend in terms of cyclicality. It's just that, how much are we able to reach out to the customer, and how much is our reach during that year, and how much is our repeat order count. So, pretty much, I mean, if I have to track back at least to the last two years, we have consistently been at a certain number. And it's just a matter of growing from there, for which we need to probably spend a lot on ad dollars because of sheer numbers in India and how we go about reaching them.

So I don't see a particular cyclicality because like we talked about, it's a regular kind of a product that you want to get for your pet. So, I didn't see much of a cyclicality, it's just an anomaly, I think Brett. |
Brett:	Okay, understood. And then in terms of markets, so you had mentioned during the presentation that you guys have sold a hundred different cities that you've actually, your products-
Sri:	Yeah [crosstalk 00:28:31]
Brett:	You guys are sort of focused on certain, or maybe I'm wrong on this, on certain areas over others. What would you say are the three biggest markets in terms of cities, or if you want to break it down into regions that your products [crosstalk 00:28:45]
Sri:	That's a great question. So our top three cities have been, Bangalore, which is in the South, it's called the Silicon Valley of India. And then Mumbai is a financial capital, it's a very busy city, so that's where we get a lot of orders from. And the third one is Hyderabad, which is the home base. So, these are the top three cities that we were able to tap into. Also we have seen that, Tier-2 cities have really picked up in the last few months, where the access to pet stores is not a lot. So, we have seen that the Tier-2 cities are catching up, especially in the Northern India. So, those are the top three or four markets that we have seen.
Brett:	Perfect. Thank you. I have a question here about this Swiggy and Dunzo partnerships. So just for clarification, for the people that are listening, our understanding, are handling the delivery piece, kind of the last mile piece to customers, are they also a distribution channel, meaning that customers are coming to them, and finding your products there, or is it people are buying products through the site, and you're just using them as a third party logistics service?
Sri:	Yeah, great question. So on both Swiggy and Dunzo we have our company listed as one of the pet supply store. So, customers actually come to their site, and then they discover us and that's how they place the order.
Brett:	Got it. Okay. So it's, in addition to the delivery, they're also a marketing channel for you.
Sri:	Exactly.
Brett:	Got it. Okay. Last couple here. So I had a couple of questions related to COVID, obviously it's a big topic that everyone's dealing with, our investor base is quite spread out because you have boots on the ground in

India, you're probably more familiar than myself who's based here in the U.S. on what's going on over there. Have you seen an impact either positive or negative due to the COVID health crisis?

Sri: Yes. The positive impact is, like I mentioned, their demand has been a hundred percent more in the last three to about three and a half months. The negative is that, all the logistics partners, because we don't own the logistics, other than in Hyderabad and Bangalore, all of them are struggling to meet the demand. And they probably didn't expect, I mean, nobody would expect this to happen. They're all struggling, and we did have some customer complaints, and impatience, they all understand the situation, but it's ultimately food to their pet.

So we did have some negative feedback as well, so we try to do our best, but the positive side is that we have enormous demand. The second thing is the negative side is that demand hasn't been fulfilled, because everybody's stuck with tons of goods in their go-down, they didn't know how to prioritize. So, it's just a new challenge that we are trying to see how best we can address. And I think in our work plan, we do want to have more docs tools, which will probably reduce the dependency on these logistic partners, at least by a certain percentage, where we have more control in any kind of situation. So, that's where we are looking at, but yeah, I want to look at the more brighter side where the demand has been just insurmountable.

Brett: That's really positive to hear. Okay, so last two questions, which I'll kind of pair together here for you. So there's a question about what the projections are for the future, before kind of add the other piece. I just want to make a comment that, due to Reg CF regulations, we are prohibited from sharing any concrete projections of, here's what we expect to do top line or bottom line, or any sort of numbers, I guess the other question that I'm sort of pairing with this, and maybe Sri I'll leave it sort of open ended for you, is what do you see going forward as the biggest obstacles for your growth? And then maybe just talking about the future horizon for Petpal as a company, without getting into any specific numbers.

Sri: Yeah. So I think, one of the biggest obstacles that I see is, the whole logistics scenario where we have all the big players in the market, but I don't think they are fully ready for these kinds of situations. Which was kind of a strain, but also we should give it to them because this is kind of a really odd situation, one off situation where none of us are prepared. But, barring that, I think the expectations of pet parents is that they want the product right away. They want more products, so if we are able to solve both the problems that I listed, where you have as many products available to them, and get the product when they want, I think those two will solve the obstacles that we anticipate in the future.

In terms of growth, like I said, we are bootstrapped. We are just scratching the surface of pet parents and that too in really a few markets in terms of three big cities, but there is a big country out there, where it's growing, the pet adoption is also growing. So we want to be the leader.

Brett: Got it. Well, I think that's a great way to end this here. I want to thank everybody for the time today, the session has been being recorded. So we will be posting this to the MicroVentures website. If you have any questions as a follow-up, or if you're listening to the recording and you didn't feel like something was covered, I would encourage you all to go check out the campaign page for Petpal, if you haven't already. So the direct link for that it's on the MicroVentures website, the direct link is, invest.microventures.com/offerings/petpal. And you can find not only the pitch that Sri went through, but a whole host of information, that our team in conjunction with his team put together. And there's a discussion forum at the bottom, you can feel free to ask questions there, Sri's been pretty good at getting responses out to you there. So any questions that you have after the webinar today, you can certainly post there if you feel it wasn't sufficiently answered.

And then of course, if you'd like to participate in this campaign, and the purpose of the webinar is to raise awareness of the crowdfunding campaign that we have on the platform. So if you'd like to be a part of the journey with Sri and his team, we encourage you to do so. You can go to that same page, which by the way, can also be found if you go to microventures.com and clicked on the Invest tab on the top right corner, scroll down and find the Petpal tombstone, you can click there to get there as well.

And if you'd like to invest, there's a bright orange Invest button. You can click on that if you don't already have an account with us, then you can set one up and go through the process there. And if you do, then probably you know how it works by now. And terms and everything of the investment are all outlined on that same page. And I know we, speaking for Sri, we'd love you to be a part of it. So Sri, before we sign off, is there any final words, parting thoughts or anywhere else you'd like to point folks?

Sri: Yeah. I think, there has been a very interesting trend of, a lot of investment going into India, especially in the e-Commerce space. You must have heard all the big companies like Facebook, Google, everyone investing in [geo 00:38:31] because lines reach about 10 million phone users and then so on and so forth. They're going to start focusing on the e-Commerce piece, in partnership with WhatsApp, and so on and so forth. So there's lot of interesting activity happening in India. And we think that's a great market to invest at this point of time, whether in future. So, the good thing about my leadership is that I'm aware of both the markets, and I can be a very strong founder to take this company to the next level.

So, just a little bit about me, but also about the market, and the potential and the nature of our product is very replicative, regular, and people don't have to go to a store to get this. And we have companies like chewy.com and Zooplus in Europe doing a lot of great things. We do have the Southeast Asia market that we keenly eyeing, we are going to introduce some very interesting products going forward. That will be unique but it will put us in a place of, kind of building a more for ourselves. So just sharing with everyone here. So I encourage you to support us and help us connect and network and grow. Thank you so much.

Brett: Great, thanks Sri, I think that's some great parting thoughts, and I want to thank you and everybody who joined today for taking the time, we know there's a lot going on in the world these days. And so, it means a lot that you take some time out of your day to learn more about Petpal and what they've got going on. So, with that, we'll conclude the webinar and we hope everyone stays safe and has a great rest of the day, and rest of the week. Thanks again Sri.

Sri: Thank you, Brett and MicroVentures team. Thanks everyone for taking time.

Brett: All right guys, be safe.



Webinar Transcription
January 28, 2021

Brett Andrews: Everybody, this is Brett Andrews with MicroVentures. Thank you all for listening into this webinar today. Now, today, we're going to be hearing from Petpal, an e-commerce platform focused on pet care supplies for Indian pet owners. We are joined today by their founder and CEO, Sri Gorthy. Sri founded Petpal in 2015, and currently serves as the CEO of the company. Prior to founding Petpal, he worked at Google as a program lead in its hardware, retail operations team. He also worked for ADP, TATA Consultancy Services, Integraph, and Alcoa. Sri holds a master's degree in industrial and labor relations from Cornell University and a master’s degree in international management from Pondicherry University in India. How are you doing today Sri?

Sri Gorthy: I'm doing very well. Thank you, Brett, for having me on the webinar.

Brett Andrews: Yeah, likewise, I'm excited about this one. This is our second go around working with you and doing another presentation here, and I just wanted to get folks caught up on Petpal. And if there are new to it, introduce them to the business and hear directly from you. So what we're going to do today is Sri's going to spend about 10 to 15 minutes or so going through his presentation. So hopefully you can see the slide deck there. And then when he gets to the end of that presentation and introduces the company, then now we'll get into a little Q&A. I've got some questions for him and he'll answer those. And then we'll look to wrap it up. So Sri, I'll let you have the floor right now and introduce everyone to Petpal.

Sri Gorthy: Okay. Thank you, Brett. Hello everyone. This is Sri Gorthy. As Brett mentioned, I founded this company end of 2015. We started our operations in 2016 in a couple of cities in India, and then we are now catering to the whole of India. Just as a background, I also want to give the business context of, of why we are in India and why the market is so attractive.

Sri Gorthy: India has a population of 1.4 billion, and then we have about roughly anywhere between 350 to 500 million consumers who are coming online and they are digital customers in our parlance. We also have to segment the market in terms of pet owners, we're tracking about 22 million pet owners. So that's the context.

The context is that it's a very, very small yet growing market growing in double digits in terms of adoption, as well as sales and focus on pet care.

Sri Gorthy: Very conscious customers who are slowly moving away from catering table scraps to really healthy pet food from major national brands, as well as local brands. So that's the high level content of the market.

Sri Gorthy: One other thing that I always try to mention is that most of the population do not own four wheelers unlike in Western markets like the U.S. or Europe. So a lot of pet owners have two wheelers, so transportation is also big issue. It's not safe for the pet or the pet owner or the road users. So that's a high level context about the business scenario there, just so we all are on the same page.

Sri Gorthy: Now coming to Petpal, we are trying to be the online pet supplies giant, if you will. In the future, we want to take a market leading position. We also want to build a community of pet parents and slowly introduce services. We are piloting a couple of services right now, but the main focus is on being an online pet supplies provider because there are two or three things that are beautiful about this product. One is, it's a regular product. You don't quite often change the food for your pet, if it's doing well.

Sri Gorthy: The second thing is it's repetitive in nature. That means that if you're going to buy a bag of pet food, you're likely to buy the next time. The frequency may change, but you are going to be pretty much repeating the order. And the third thing is that it's not easy to carry a bag of pet food on a two wheeler like I said. So there is this convenience issue as well. So I think these are the three things that really drive the business and show us the growth in terms of adoption. So that's briefly about the initial introduction of Petpal and why we exist in the market.

Sri Gorthy: So moving on, I want to just briefly state the region of Petpal. We want to be the market leader in the near pet care vertical, and then we want to make it a very beautiful and painless experience for pet parents. Like I mentioned about 2% of the population have pet ownership, and we want to make sure that it grows by making it a painless experience of pet parent. So that's when, with the growth, we also need to have the ancillary services in place so that the growth is well supported.

Sri Gorthy: So, as I mentioned, we are an online platform in India. If you think about India again, the context is that there are no major chain of pet food stores, unlike in the US, Petco or PetSmart, we don't have any chains at all, it's mini local chains. So it's always attractive for the consumers anywhere in India, especially in tier two or tier three cities to have an online platform to order their pet need, pet supplies. So it's a very viable platform.

Sri Gorthy: We are operational since 2015. We are not a logistics company, let me be very clear, but we are making use of the ecosystem, where there are a lot of logistics startups, and established players that are doing really well and trying their best. It's a very difficult market, but we are taking help of all the traditional logistics companies like FedEx, ECOM Express, and DHL as well as the newer ones that are Dunzo and Swiggy that are almost equivalent of DoorDash or TaskRabbit in the US. So our idea is to provide same day shipping to customers. We are doing that in two cities but we can get the product delivered in three or four days across India, including tier two and tier three cities.

Sri Gorthy: So this slide is really, really important and I have already given an introduction, but I think the big problem statements for Indian pet parents are, one is when you go into a mom and pop store you're not going to find all the products that you want, even online sites may not have all the other products that the customers are looking. So that's one problem.

Sri Gorthy: And then if you think about the pricing, each mom and pop store or independent stores or local chains have different pricing. So it depends on how you negotiate or, what's the relationship. So you're always in that unknown space of what the price is likely to be. So we are trying to help that situation.

Sri Gorthy: The third is, and I can mention dairy is a big issue. Carrying products on your two wheelers is another issue. And rough statistic is that there are only 22 cars per 1,000 individuals in India. So that's a very, very small percentage. So these are the problem statements that we are working on. In terms of solution, we have about thousand plus products. We are constantly onboarding new products.

Sri Gorthy: People are taking on not only brands, cable, but also cook food. So we are democratic in the sense that we onboard anyone that that can meet the customer demands and have great packaging, great quality. So we constantly onboarding newer products onto our platform. We are offering same day delivery in a couple of cities, but we want to increase that. So the way we do it is we work directly with the distributors and wholesalers. We get a discount and we pass on that to our customers.

Sri Gorthy: We are also working on an online pharmacy which is very, very convenient especially in this pandemic situation. It has really made us all aware that online pharmacy is the way to go. We work with a lot of NGOs and animal activists, who are either procuring food for the strays that they are helping out, but we also provide them a platform to run their campaign and then invite donations from the same customer base that visits our website.

Sri Gorthy: We also have newsfeed blogs just as an education especially if you are a new pet parent, you have a lot of questions. So we are trying to provide them with the content as well, which is really amazing because you're not 100% aware of when you bring a puppy or a kitten, you don't know what it takes to actually bring it up in a very pleasant manner.

Sri Gorthy: So going into the market, we size the market to be more than a billion, including all services. But in terms of just food, I think it's about 400 million, but it's growing exponentially. The food consumption itself is increasing in double digits, which is very, very encouraging. And then we estimate the average monthly spend of a typical pet owner that comes on our platform to be about 4,000 rupees, which is roughly a lot $53.

Sri Gorthy: Like I said, we are estimating about 22 million pets, in this includes cats and dogs and a few birds. Going into the revenue model, we approximately get 30% discount on MRP, which stands for Maximum Retail Price in India. You're not allowed to go above that. We get 30% discount on MRP from the wholesalers and distributors. We pass on 15% to the customer and then retain the remaining, and then use that for shipping and other variable costs that we encounter.

Sri Gorthy: So in terms of growth and traction, I mean, I think this is great, with all the challenges that we had during the pandemic. So seems we are on a great trajectory and I am expecting that once we close the funding, we're going to do something really dramatic and grow our user base as well as our sales.

Sri Gorthy: So if you see between 2017 and 2019, our user base has doubled with almost bootstrapped marketing budget. We didn't have much budget to put in either ads or any marketing, but still we have grown really exponentially. We almost doubled, which is amazing. We also want to talk about the repeat order percentage. Our repeat order percentage is anywhere between 20 and 30%. We want it to be more than 50%. We are working towards that, but it's still pretty healthy at this time.

Sri Gorthy: So once we close the funding, this is our real go-to market strategy. We're already implementing some of these things, but we want to go all out. One is a referral program for our existing customers, so that they can refer their friends and family. We also want to launch a subscription program for repeat customers so that they get a higher discount but we also get repeat orders from them.

Sri Gorthy: We have learned to go aggressive on our digital marketing, Google AdWords has been really working well for us. It has been fantastic. Instagram stories has been another channel. So we want to really build on that and grow. In terms of influencer channels, we are working really closely with veterinarians. And then we recently are piloting with the service call a vet, where you can call a lead on our platform and then have your concerns or issues addressed either through a video call or audio call.

Sri Gorthy: So the other thing that I wanted to work on is Instagram influencers, who are pet lovers, and who have a great following of pet lovers. So we want to tap them. And then in terms of partnerships, we are already working with Swiggy and Dunzo, but we want to grow that part and have more partnerships.

Sri Gorthy: So these are the partnerships that I'm really betting on as we get closer to the fund raise close. In terms of partnerships, we have a lot of distributors more than 20 distributors on our platform. The next step is to reach out directly to the companies or brands so that we get a much higher margin that we can pass on to the customers, as well as retain it for our own profits. Right. So that's the idea.

Sri Gorthy: We work with several logistics partners, like I said, we are not into logistics, but we work with the logistics companies that are already trying to establish and solve that problem for India. Shiprocket is one, Delhivery is another platform that we are working with. We also have two other companies that we are working with, we are trying to establish cloud warehouses so that we can quickly deliver to our customers, increase it from three to four days to probably one or two days at the most. So these are our partnerships.

Sri Gorthy: We have a strong team. I personally worked at Google, learned a lot. I worked on hardware, retail, operations, where we were working with all the big retail giants, like Costco, Best Buy, Target. So I have experience in terms of merchandising, and analytics and stuff. So I'm building on that experience. Mahendra is an operations person, and he's also looking on the growth. He also comes from the same mothership, Google. Aditya has a lot of experience working in startup. He worked for Uber and then Swiggy first in India, and then Airbnb support company called Yesterday in Singapore. So we have a strong team and we are constantly hiring and looking for really strong team members to join us, to help us in this journey and grow.

Sri Gorthy: In terms of use of proceeds, we want to make our technology really strong. I probably want to hire a CTO straight away, and then junior developers, and then regional managers who are managing the north, east, west, south, and then one marketing hire. Shipping costs and where houses like I mentioned, we want to establish cloud warehouses so that we reduce the shipping costs. So that's another big project that we are working on to make sure that we don't spend much on shipping, yet deliver products on time to our customers. So that's what I have. I'm open to questions, and the floor is open for any questions from Brett.

Brett Andrews: Thanks Sri. That was super helpful. And thanks for running through that pitch deck. So I wanted to start just talking a little bit more about the Indian pet market. Obviously, the angle that you guys are approaching this with, you talked a lot about how the number of cars per 1000 individuals in India, I believe it's 22 you had on that slide. And so delivery is really important. What are you seeing in terms of the growth of pet ownership in India? Is it similar to the US? I know whether you look at the APPA, I believe it's American Pet Products Association and other places that the pet industry and pet ownership and COVID, I think probably increased this, that it's been growing, right. It's an industry that's continuing to expand. Are you seeing similar metrics in the Indian market?

Sri Gorthy: Yeah. That's a great question. And I think that that is going to continue. We were already in double digits, but the pandemic actually reinforced those growth numbers. So now we're in the high 20s, so, which is really nice. So I expect that we are going to do outpace the growth anywhere in the world because of the sheer... We are at the bottom of the pyramid. Right. We have a long way to go. Like I mentioned, we are two percent in pet ownership considered on the whole world population. So there is only an upward growth that is possible in this case.

Brett Andrews: Got it. Great. And I also wanted to dig in a little bit to the products, you've got quite a number of SKUs. You talked about how you work with different suppliers, if you go to your website, you obviously see that you've got products for dogs, cats, you've got grooming services, I'm sure food, accessories. Can you talk a little bit about, I think you may have had this in the deck, but just the number of SKUs and then how those are weighted. So maybe if you can, without talking about specific products, maybe you can just talk about categorically. What are the products that you see or purchase most frequently? It would assume maybe it's food, but I don't know. But share a little bit about how that spread across the different categories you guys provide.

Sri Gorthy: Yeah, that's great question. I want to start off by something that we found really surprising. From a culture context, we never expected the cat segment to be picking up so much. I don't know what it is, but culturally we were not that cat friendly at least when I was growing up in India, but now I see that both cat and dog food including treats are neck to neck competing in terms of the number of purchases that happen on our platform. So to answer your question cat food, dog food, cat treats, and dog treats are the other categories that are fast moving. And in terms of brands, we have Pedigree, which is fast-moving Whiskas for cat and then Royal Canine is the number three for both cat and dog. So I hope that helps.

Brett Andrews: No, it's helpful. And that's actually interesting. I was going to ask about the mix that you see between cat and dog, and that's interesting that you've seen an increase in cat ownership as well. And I guess one of the bright spots of that being the product category that sells is it's, you need to replace it, right? It's like food is a recurring purchase. And so I'm sure when you talked about your subscription model that you might be rolling out, I'm sure that that would be a core feature of it, is delivering food on a somewhat consistent basis.

Sri Gorthy: Yeah. Exactly.

Brett Andrews: Yeah. Okay. And then you talked again a little bit about the wholesalers that you guys are working with and which you are sourcing products from. Can you talk a little bit about the scale? So how many wholesalers are you working with and then how do you typically come across these companies? So is there a vetting process? Are you usually reaching out to them? Are they reaching out to you? What's the process in onboarding a new wholesaler, and then how do you guys decide who it is that you want to work with?

Sri Gorthy:	Yeah, that's a great question. So I think there are a couple of big factors. One is obviously in terms of our business operations, cash flow is very, very critical. So we look at vendors who offer credit facility at least a 15 day or a 30 day credit facility for us, because we are constantly fulfilling, and then we need to keep on ordering on it at least once in two days to fulfill our customer needs.
Sri Gorthy:	The second one is, what is the breadth of products that they can procure for us? Because obviously while we want to work with a lot, we also want to work with a few who can have a wide range of products and then they are able to procure it for Hyderabad as well as Bangalore, multiple locations. If they are able to cater to that, that's great. So those are the two criteria. So one is the credit facility. The second is what is the breadth of products that they can fulfill for us?
Brett Andrews:	Got it. Okay. That's helpful. And then, I would imagine that you guys have a direct line with the consumer. Do you guys get much... I mean, I'm not sure how I want to ask this. How do you guys handle customer service? Do you get a lot of customers reaching out with questions or do you get returns and are you outsourcing that currently, or do you have people on staff that handle conversations with customers about their orders or questions about the platform?
Sri Gorthy:	Yeah. So that's a great question. So let me also add on one more important detail to this whole thing. We actually our online customers versus offline customers, when I say offline, they're probably directly reaching out to us on WhatsApp or on our chat, like we have Zoho as one of the tools that we use. So while our online platform is pretty robust, we still have a lot of customers who are directly reaching out to us on WhatsApp and Zoho chat. So it's again, pretty evenly split. Because of the relationship that we have with them on WhatsApp, some of them are very comfortable just placing the order on the phone versus going into the website, logging in and placing an order, because again, the nature of the product is like that, right?
Sri Gorthy:	So it's pretty evenly split. And what that means is that we are directly interacting with our customers and the staff is actually on our payroll, so we didn't outsource it, because we think that that's the most important thing in our business. And if we outsource it, then we are going to lose it out. So we want to keep it as close to us as possible. In fact, both our representatives are in our office all the time. So we want to keep it close to our heart.
Brett Andrews:	Yeah. I think that that's a smart way of doing it, particularly because you do have that direct relationship with the customer that maintaining that brand equity I think is super important. So I'm glad to hear you guys are doing that in house.
Brett Andrews:	I had a question on the... So one of the slides was on how to financial graph, so there's two questions, but I'll ask them separately, which showed the sales over the last couple of years. And then I think it ended in Q1 of 2020. So I guess first

	thing, this is not one of the two questions, but is that the Indian fiscal year, or is that the US fiscal year?
Sri Gorthy:	The Indian fiscal year.
Brett Andrews:	Okay. So for people that don't understand that, that Indian fiscal year ends in what is Q1 of the US calendar, so January through March is typically Q1 in the US and that's Q4 in India, correct?
Sri Gorthy:	Exactly. Yeah, March 31st is the end of financial year for us.
Brett Andrews:	Got it. Well, if we're looking at this graph, if you can stay on that slide, actually, both of these graphs are ending in March of last year. So I have two questions. The first on the average order size, that seems to have gone up substantially is the first question is, what do you attribute that to? Is it more products that you guys have onboarded onto the platform, or you're doing better at upselling? What do you think is the reasoning behind why that average order size has continued to grow over the last several quarters?
Sri Gorthy:	Yeah, so I think the main cause is the trust that we have built with the customers. So initially, we knew the tentative customer, you would order treats or something just to make sure that everything, the delivery and the order, and so everything is smooth. And then once you build a trust with them, that, okay, we are from the price point, delivery point, returns point of view, all of them are checked out. Then you start seeing that the same customer start spending more on the platform. So it's just a matter of time. And then considering the mentality or the consumer behavior in India, I think that's pretty typical, where you start off with a smaller value order, and then eventually you build the trust on your platform with the customer. And then you see an increase in the order value.
Brett Andrews:	Got it. Have you seen a lot of, I don't know if we have metrics here, but if you can just speak to it anecdotally, have you also seen repeat purchases go up quite a bit over that same period?
Sri Gorthy:	Yes. I mean, it was from zero to almost 30 to 40%, is what we have seen in terms of repeat order percent.
Brett Andrews:	Got it. Yeah. That's nice. Okay. Last couple of questions here. So sticking with this financial graphs, I mentioned I had another question. I guess, and this is more for the graph on the left. It looks like there's a fair bit of seasonality here. So for the first two quarters of the US calendar, so basically January through what would that be, June? There's a little higher rise in sales than what you see in the back half of the year. Is that a trend that... We don't have the rest of the 2020 here, but I'm assuming you probably have some of that, some of your numbers or you're aware of some of your numbers, is that a trend that you've seen that's consistent? And if so, what do you attribute the cyclicality to?

Sri Gorthy:	Yeah I think it's something that has been a trend for us where a month we see a lot of orders and the next month the order come and goes, but the order value is high. So when I say growth, we are still growing quarter by quarter, month or month, but [inaudible 00:34:57] direct consumers who are pet parents. We also have B2B orders, which are straight from small stores in tier two, tier three cities that work with us to get their supplies for their customers. And then we also have what we call as B to end, which is B2 in [inaudible 00:35:22]. Their order size is pretty huge, because they are probably procuring it for the whole month, for the number of treats that they are helping out, whether it is cats or dogs.
Sri Gorthy:	And then it also depends on how many conversions that we get through our ad platform. So overall, I don't see that as a seasonality, but what we have seen as a trend is that our audit count keeps fluctuating, but our order value and sales keep going up. So yes, I'm definitely looking into also increasing the order count, but the interesting part is the sales is still growing, whatever the sources.
Brett Andrews:	Got it. Okay. And then, so two more questions then, though, one just on the marketing, so we can cover that a little bit. You had your go-to market strategy and some of the things that you plan to put into place post-closing. So you mentioned the subscription program, digital marketing. Can you share a little bit more on what you've been doing currently, and then what channel has been the most successful for you guys this far?
Sri Gorthy:	Yeah, sure. We had tremendous success on Google Ads but note that it's also very, very expensive because of the competition in the market. And the competition comes from big players as well as small players. So I mean, I think personally Google Ads is a very good platform for us to show the growth, but it's also something that once we have the conversion, we want to make sure that the customer service is excellent and then the word of mouth and organic growth is what I'm really betting on. And then these additional services which we have recently started piloting should help us in terms of reinforcing our customers, that this is the platform that we should go, especially when you have veterinary support and the canine care, the insurance that we have launched end of this year in the last quarter of 2020.
Sri Gorthy:	So those two are reassuring to the customers that, okay, this is not just a pet supplies company, but we also have some care as well as daily health. These are the two additional services that will let the customers come back to us again and again. So, yeah, to answer your question, Google Ads has been the most successful. We haven't tried much on the Instagram part, but we do see some traction there as well.
Brett Andrews:	Got it. Okay. Yeah. [crosstalk 00:38:37] I'm sorry.
Sri Gorthy:	The corporate partnerships are going to be very, very critical, especially like the one that I mentioned about the community management software. So we are really hopeful that that will give us a lot of traction.

Brett Andrews:	Yeah, I like that pathway of continued growth, and I think it was great. You touched on the services piece of it explaining your product offering and just different forms of revenue. Not only does it just offer more reasons for any given consumer to come to you guys in the first place, but it gives them more reason to stick around as well. So okay.
Brett Andrews:	So the last thing, just again, because the purpose of this webinar is just to introduce the company further as we are raising capital, I'd love to just have you share a little bit on, as you look forward, and you touched on this a little bit with the use of funds, but what are the biggest obstacles to the growth of the business? And then what do you see as the opportunities if you're able to have this capital? We've talked about the marketing, we've talked about the different services that you can provide, but I guess, where do you see the constraints and then the capital resource, what will that allow you to do and overcome?
Sri Gorthy:	Yeah. I think the biggest challenge in the market is the logistics part. We want to make sure that the customers get their product in time and in good shape. But what we also see issues where the shipping partner is not meeting their sales or they deliver damaged product. So those things are something that I see as the biggest challenge because we already know, for example if the product reaches the customer because it's food for their most loved ones. So I think that's the biggest challenge with logistics in India, and is a universal issue especially for products like ours, which is food, which is perishable. We want to make sure that it reaches in the right condition.
Sri Gorthy:	So that's a bigger [inaudible 00:41:06]. I mean, I'm just talking about it from a very, very high level. We don't have more than 5% of those issues, but it's still a lot for me, I'm looking at near zero. But that's the biggest challenge because it's a very fragmented and a disorganized logistics, supply chain market. But on the positive side, I think like I said, the growth is only going to be upward because we are at the bottom. So I see that as a very encouraging venture for us especially because there's no lead player in the market who is like chewy.com or Petco or PetSmart, if I have to drop competitors to the US market. So we have a great opportunity to really shine in this vertical and then take market-leading position.
Brett Andrews:	Yeah. And I think in addition to the growth of the industry itself, you mentioned logistics as being a big hurdle. There's also a lot of innovation happening in that space. So you touched on Swiggy and Dunzo and some of the other partnerships, but I think as time goes on and the people who are working in the logistics space, there's going to be more, that that market itself is going to mature, which should make your job of delivering these products to end consumers more quickly and efficiently easier in the long run.
Sri Gorthy:	Right. Absolutely. Yeah. So I'm really betting on that.
Brett Andrews:	Yep. Well, great. Thanks Sri. I really appreciate the time today. So this webinar is going to be posted on the MicroVentures campaign page for Petpal. So if you're

listening to this, you're likely already at that campaign page. If you have any other questions for Sri that we didn't cover today, I'd encourage you to scroll down to the bottom of the page, there's a discussion forum where you can ask questions there. I guess, first read through the materials that we put together there with our team, in conjunction with Sri and his team put a lot of information in addition to the slide deck that we went through. If you want to flip through it on your own time, it's also on the page. But there's a whole host of information, there's terms of the investment itself.

Brett Andrews: And then and if you keep going down, you'll see a bunch of other information, and then there's a discussion forum at the bottom where you can ask Sri questions directly. And then of course, if you'd like to participate in what Sri is building here, we'd love to have you do so. On that same page, you can see the orange invest tab, it should be up at the top right. And you can click there. If you have an account with us, you probably know how the process works. If not, then you sign up and create one, it's free to do so. And then you can walk through the steps in order to invest and be a part of what Sri and his team are building. So that's going to be it for the questions. Sri, is there any parting thoughts or anywhere else you'd like to point people towards before we sign off here?

Sri Gorthy: No, I just wanted to for all the investors who have this question, "Hey, is this an Indian company or a US company?" I just wanted to make that absolutely clear that this is a Delaware entity and the India company, Petpal is a wholly owned subsidiary of the US Corp. The US Corp is Unikorn, Inc., and the India company is Petpal Technologies Private Limited. We have gone through all the hoops. We have regulatory approval to put money into an Indian entity especially in e-commerce marketplace like ours, where there are a lot of regulations. So just for everyone's information, we are all set from a regulatory perspective. And then we are positioned to grow in this space in India.

Brett Andrews: I'm glad you added that. Yeah, just for an additional clarification, for the US laws and for Reg CF, so for Crowdfunding, require that it's into a US entity. So just to reiterate that, the investment is going into the US corp, which is the parent entity. So there's nothing to worry about there. But I appreciate that clarification Sri. And again, I want to just thank you for taking some time out of your day here to share some more information and get people further acquainted with the business opportunity, investment opportunity, and really hope you have a great rest of the day and rest of the weekend ahead.

Sri Gorthy: Thank you so much, Brett. Thanks for your time. And thanks for asking those great questions.

Brett Andrews: Likewise. Thanks Sri. It was fun. I'll talk to you soon.

Sri Gorthy: Bye.

Brett Andrews: Bye-bye.